

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via E-mail
Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re:** **Erickson Air-Crane Incorporated**
> **Amendment No. 6 to**
> **Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-166752**

Dear Mr. Ryan:

We have received your response to our prior comment letter to you dated January 11, 2011 and have the following additional comments.

General

1. We note your response to our prior comment 9. Given that your prior amendment and current amendment note your fleet of 17 Aircranes, please advise as to the status of the Aircrane that was substantially completed on December 8, 2010.

Prospectus Summary, page 1

2. We note your summary contains a lengthy description of your competitive strengths and business strategies as well as discussion of the changes you have made to improve your business and financial position. Please balance the disclosure in your summary by including a discussion of the challenges you face in implementing your business strategy and growth. We note, for example, the amendments to your credit agreement without which you would not have been in compliance with your debt covenants, the risk of failing to comply with your credit agreement in 2012 if HRT Netherlands B.V. does not purchase the Aircrane

as noted in the risk factor beginning on the bottom of page 26, your significant debt service obligations as noted on in the first risk factor on page 15 and your term loan, revolving loan and put option coming due in 2013, the reduction-in-force on November 2, 2011 as noted on page 44 and the termination of the Wan Yu Industries Groups, Limited and Aliar Aircrane Services Especializados Ltda agreements.

Our Company, page 1

3. Please advise as to why you believe backlog from anticipated contract extensions to be firm. Refer to Item 101(c)(viii) of Regulation S-K.

Our Competitive Strengths, page 2

4. We note your disclosure in the second to last paragraph of this section that you increased your backlog by $100.1 million from September 26, 2007 to September 30, 2011. We note similar disclosure in the seventh paragraph on page 4 and the second bullet point on page 5. In this regard, we also note that the previous amendment reflected total contract backlog of $445.2 million as of December 15, 2010. Please advise as to the change in backlog from the prior amendment to the current amendment and how the increase from September 26, 2007 to September 30, 2011 represents a competitive strength or advantage given the change in backlog from December 15, 2010.

5. Please also revise to provide the dollar amount of backlog orders as of a comparable date in the preceding fiscal year. Refer to Item 101(c)(viii) of Regulation S-K. Please also advise as to why $111.8 million of the $133.1 million of backlog will not be filled within the current fiscal year.

Our Strategy, page 3

6. Please provide support for your statements that you "expect to opportunistically expand [y]our aircraft fleet to support customer demand" and you "expect to continue to capitalize on the growing desire for sustainable timber harvesting practices, as [you] have done in North America and Malaysia."

7. Please balance the disclosure in the Increase Our Aircrane Sales section with the number of Aircranes you have sold in the past three years.

8. Given your response to our prior comment 6 in which you state you have not included the Aircrane sale to HRT Netherlands B.V. in your backlog, please advise as to the inclusion of the cross reference to the Risk Factor section in the second paragraph of the Increase Our Aircrane Sales section.

Changes to Our Company Since Our 2007 Acquisition, page 5

9. Please revise the second bullet point on page 5 to disclose what percentage of your long-term contracts that make up more than 50% of your 2010 revenues extend beyond 2013 or advise.

10. Please disclose the number of agreements you have entered into with potential customers as discussed in the second sentence of the fifth bullet point of this section.

Recent Developments, page 5

11. Please advise as to what portion of your backlog the agreement with Repsol represents.

The Offering, page 7

Use of proceeds, page 7

12. Please revise the second bullet point of this section and similar disclosure on page 33 to include the disclosure that is set forth in the fourth full paragraph on page 67.

Risk Factors, page 14

13. Please provide risk factor disclosure specifically addressing the November 2, 2011 reduction-in-force or advise. We note your statement on page 44 that as a result you may experience longer aircraft delivery lead times for future customers who wish to purchase Aircranes, which may delay the timing of our aircraft sales revenues going forward.

We depend on a small number of large customers for a significant portion of our revenues, page 17

14. We note your response to comment 15 of our letter dated June 8, 2010. So that investors can better understand this risk, for each of these customers please disclose the percentage of revenues for past fiscal periods.

Our dependence on a small number of manufacturers, page 23

15. For your sole suppliers, in an appropriate section of the prospectus, please either affirmatively state that there are other alternative suppliers or name the sole supplier and the component(s) it supplies. Please then revise this risk factor to include a cross-reference to the disclosure in such section.

Selected Consolidated Financial and Other Data, page 37

16. Consider disclosing the number of Aircranes sold during each reporting period in a footnote to your Consolidated Statement of Operations Data.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview of the Business, page 40

17. We note you sold and delivered nine Aircranes. In addition, according to your first risk factor on page 14, there have been seven accidents that resulted in the loss or hanger rebuild of aircraft. Since you manufactured 34 Aircranes since inception, it appears this leaves one Aircrane unaccounted for. Please revise your disclosure to include a table that reconciles these amounts.

Our Operating Revenue, page 41

18. We note the disclosure that many of your contracts for Aerial Services are multi-year, and these contracts provide the majority of your backlog. Please clarify the amount of backlog, if any, attributable to your Manufacturing/MRO segment. Include specific disclosure with respect to the number of Aircranes, if any, associated with your backlog estimate of $133.1 million as of September 30, 2011.

Trends and Uncertainties Affecting Our Business, page 43

19. Please include a discussion of any known trends or uncertainties that will have a material favorable or unfavorable impact on your results of operations due to the current economic crisis in Greece. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

Aircrane Sales, page 43

20. We note the disclosure on page 44 regarding your expectation of recognizing revenue on future sales of Aircranes when the criteria for using the percentage of completion method of accounting have been met. However, please clarify whether you will apply percentage of completion accounting for the one completed Aircrane and the one substantially completed Aircrane discussed in Note 5 to your audited financial statements upon sale of such Aircranes.

Liquidity and Capital Resources, page 61

21. As of September 30, 2011, $102.5 million is due upon maturity of your senior credit facilities on June 24, 2013. In this regard, please revise your filing to include a discussion of management's plans for repayment of such amounts upon maturity.

22. Discuss management's plans with regard to the funding needed to repurchase the Aircrane you sold to a customer in 2009, if that customer exercises the related put option on July 31, 2013.

Senior Credit Facilities, page 65

23. Please clarify whether your maximum leverage ratio calculation continues to be consistent with the calculation provided in your response letter dated October 5, 2010. If so, based on the Bank EBITDA amounts provided in the tables on page 69 and the $102.5 million of outstanding debt under your senior credit facilities, it is unclear how you calculated your Maximum Leverage Ratio of 2.86 at September 30, 2011. Please clarify, and consider revising your disclosures to include the calculation of your maximum Leverage Ratio at each reporting period.

24. Please discuss the likelihood that you will remain in compliance with the requirements of your debt covenants. In this regard, your disclosure indicates that you are required to reduce your Maximum Leverage Ratio to a maximum of 3.75 to 1.00 at December 31, 2011. Also, based on the results of your Manufacturing/MRO segment, it appears that the option held by HRT to purchase an Aircrane from you on or prior to January 15, 2012 could, unless you sell another aircraft or otherwise substantially increase your Bank EBITDA, have a material impact on whether you remain in compliance with the requirements of your debt covenants through 2012. If you are relying upon the application of proceeds from your initial public offering to pay down the indebtedness under your revolving credit facility, state the amount of pay down you expect to be required to remain in compliance with your debt covenants. Finally, state how you would intend to remain in compliance with the Maximum Leverage Ratio if, for whatever reason, you were unable to complete an initial public offering of your common stock.

Contractual Obligations, page 69

25. Please indicate, in a footnote, that amounts shown in the table do not include the put option described on page 43 and in Note 12 to your audited financial statements.

Critical Accounting Policies, page 71

Revenue Recognition, page 71

26. We note that you have changed your revenue recognition policy, from the completed contract method to the percentage of completion method, for manufacturing and MRO long term construction contracts. In this regard, please clearly disclose the effective date of this change as well as the changes in systems and circumstances that supported your switch from the completed contract method to the percentage of completion method.

The Commercial Heavy-Lift Helicopter Industry, page 75

27. We note you have relied on third-party sources, including CG/LA Infrastructure and CIBC World Markets, for data. Please provide us with the relevant portions of the materials you cite. If any such reports were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Rule 436 with your next amendment or explain why you are not required to do so.

Commercial Heavy-Lift Helicopter Markets, page 77

28. Please delete "long and successful track record" from the last sentence of the first paragraph of this section as this statement is subjective or advise.

Emergency Response, page 84

29. To the extent available, please revise to provide a status update on the development of the heavy-lift helicopter disaster response and recovery program in Oregon as discussed in the first full paragraph on page 85.

Executive Compensation, page 110

Elements of Compensation; 2010 Incentive Plan, page 111

30. We note your disclosure that the 2010 Incentive Plan used Bank EBITDA as the target for the size of the potential pool. We also note disclosure in the Assessment of Risk section on page 113 which states that your non-equity incentive plan takes into account multiple non-financial metrics. Please advise as the disclosure on the bottom of page 111 does not appear to discuss the use of multiple non-financial metrics in the 2010 Incentive Plan.

Grants of Plan Based Awards, page 115

31. Please revise the cross-reference in the last sentence in footnote 1 to refer to the appropriate section.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-25

Allowance for Doubtful Accounts, page F-26

32. With regard to any outstanding Greek receivables, please tell us how you assessed the impact of the current economic circumstances in Greece on the collectability of such receivables. In particular, we note your disclosure on page 62 regarding the $7.1 million increase in accounts receivable that is primarily attributable to a receivable related to your Greece contract. In this regard, please tell us the reason for this increase or any other increase in amounts due from your Greece contract. Also, please tell whether such customer continues to pay in accordance with payment terms and provide us with the aging of accounts for this customer.

General

33. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

34. Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

Exhibits

35. Please file your agreement with Bell as an exhibit to your next index or explain to us why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

/s/ Max A. Webb for

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Douglas A. Tanner, Esq.
        Milbank, Tweed, Hadley & McCloy LLP